Filed Pursuant to Rule 424(b)(3)
Registration No. 333-173048

PLYMOUTH OPPORTUNITY REIT, INC.

SUPPLEMENT NO. 4 DATED JANUARY 15, 2014

TO THE PROSPECTUS DATED MAY 1, 2013

This document ("Supplement No. 4") supplements and should be read in conjunction with the prospectus of Plymouth Opportunity REIT, Inc. dated May 1, 2013 (the "Prospectus"). As used herein the terms "we," "our" and "us" refer to Plymouth Opportunity REIT, Inc. and, as required by context, Plymouth Opportunity OP, LP, which we refer to as our "operating partnership." Capitalized terms used in this supplement have the same meanings as set forth in the Prospectus. The purpose of this Supplement No. 4 is to update the status, and disclose the extension, of the offering.

Status of the Offering

General

We commenced this offering of 65,000,000 shares of common stock on November 1, 2011 (the "Offering"). On July 26, 2012, we broke escrow with respect to subscriptions from all states where we are conducting this offering except Ohio, Pennsylvania and Tennessee, which have minimum offering amounts of $20.0 million, $25.0 million and $10.0 million, respectively. As of January 8, 2014, we had accepted aggregate gross offering proceeds of $10,466,000 related to the sale of 1,129,957 shares of common stock, all of which were sold in the primary offering.

Termination of Offering

On January 9, 2014, at the recommendation of Plymouth Real Estate Investors, Inc., the Company's advisor (the "Advisor"), and following the approval of its board of directors, the Company terminated the Offering effective as of May 6, 2014. The Board also authorized the Advisor to negotiate an engagement letter with a nationally recognized investment bank for financial advisory services in connection with pursuing strategic alternatives for the Company. The Company can provide no assurances that it will actually enter into an engagement letter or be able to effect any strategic alternatives.

Termination of Distribution Reinvestment Plan

Commencing with the Offering on November 1, 2011, stockholders who elect to participate in the Distribution Reinvestment Plan ("DRP") may purchase additional shares of common stock of the Company through reinvestment of their declared cash distributions from the Company.

The Company may, without stockholder approval, suspend or terminate the DRP at any time upon ten (10) days prior notice to participants in the DRP if it determines that such suspension or termination is in the best interest of the Company. In conjunction with the termination of the Offering described above, on January 9, 2014, the Company's board of directors, including all of the Company's independent directors, voted to terminate the DRP, effective May 6, 2014. As of such date, stockholders that participated in the DRP will no longer be able to purchase shares of common stock of the Company with their declared cash distributions.

Termination of Share Redemption Plan

In the Offering, the Company has offered a Share Redemption Plan (the "Share Redemption Plan") to stockholders, which permits stockholders to sell their shares back to the Company, subject to certain conditions and limitations, which shares are repurchased by the Company with the net proceeds from the sale of shares pursuant to the DRP. To date, the Company has not paid any cash dividends and, as a result, has not had any funds with which to make repurchases under the Share Redemption Plan.

The Company may, without stockholder approval, suspend or terminate the Share Redemption Plan at any time if it determines that such suspension or termination is in the best interest of the Company. The termination of the DRP will eliminate the source of proceeds for the repurchase of shares under the Share Redemption Plan, and therefore, on January 9, 2014, the Company's board of directors, including all of the Company's independent directors, voted to terminate the Share Redemption Plan, effective as of May 6, 2014.